September 27, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Qorvo, Inc.
Registration Statement on Form S-4 (File No. 333-274496)
Request for Acceleration of Effective Date

Dear Mr. Dias:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Qorvo, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m., Eastern time, on September 29, 2023, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.

Very truly yours,

QORVO, INC.

By:	/s/ Grant A. Brown
Grant A. Brown
Chief Financial Officer

cc:	Jason K. Givens
Sudhir N. Shenoy